Exhibit 99.241

NexTech AR Announces Major Expansion into Southeast
Asia, Signing Multiple Strategic Reseller and Partner
Agreements

●	NexTech is growing rapidly across Asia through both incoming inquiries and in-network connections looking for enhanced augmented reality and virtual experiences
●	The Company is building out a team of strategic partners to provide 24/7 service to clients in the Asia Pacific Market
●	Signs 7-New Channel partnerships; goSMAC, MedSurge Tek In, VITO DESIGN & COMMUNE, VITO DESIGN, Sports Coalition Singapore, Curriculum Lab and Eugene Liew
●	Partners accelerate the company’s push into the $229B MICE industry and entrance into Asia’s $35B e-learning market

Vancouver B.C., Canada – December 1, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that it has entered into seven additional strategic channel partnerships bringing the total for the Asia Pacific region to eight. These partner agreements support both the $35B e-learning market and $229B MICE industries, two target sectors that NexTech is focusing on in the Asia Pacific market expansion.

These partnerships further add to NexTech’s rapidly growing channel and strategic partner portfolio, following the announcement of its collaboration with South Korea’s largest events coordinator and event hall, Coex, early last month. With these additional agreements in place NexTech now has representation in Korea, Malaysia, Philippines and Singapore, marking a major expansion of the reach of NexTech’s AR Solutions sales efforts, including; AR for eCommerce, AR for hybrid events, AR labs for education and it’s 3D/AR advertising network.

These partners will be able to support, sell, design, build and deliver NexTech’s suite of customizable AR and virtual experience solutions, to a market that is actively seeking new solutions for hybrid events and education settings. These are just the first group of partners to help provide 24/7 tech support, making the NexTech solution and services accessible anytime, from anywhere.

“The response to NexTech’s AR and virtual experience offerings has been overwhelmingly positive; we have 7 quotes in the market in just the first 30 days. Every other day we’re connecting with potential partners inside and outside of our networks, who are particularly interested in the AR component but who are also seeing the additional value of our comprehensive virtual experiences,” Yau Boon Lim, President and Managing Director, Asia Pacific at NexTech AR. “Our strategy for growth and scaling has always been on building an ecosystem of channel partners in key industries that are high growth and can benefit in the short and long term from these technologies. We are confident that this first group of eight will be an integral part in helping us scale Southeast Asia, and they are the first of many more strategic partnerships that will emerge through our efforts in this market.”

A report by Allied Market Research notes that the Asia Pacific MICE industry generated revenue of $229 billion in 2017 and is expected to grow at a CAGR of 8.6% to reach $441.1 billion by 2025, providing a significant opportunity for virtual and hybrid events. In the education industry, e-learning was evaluated as a $35 billion market in 2019 and is expected to surpass $90 billion by 2026.

“We are thrilled to have Yau Boon sign up such an impressive group of partners so quickly which speaks to the interest in our technology and products. These eight partners are a key first step for our expansion within the Asia Pacific Market. We are growing very rapidly in North America and the EMEA regions, and plan to continue this fast growth with expansion into the Asia Pacific market. We believe NexTech should be accessible 24/7 and through these partnerships, we are able to do just that. The education and MICE industries represent significant growth opportunities and with the support of our growing list of partners, we believe we’ll be able to get in front of the right decision makers, which will drive the rapid adoption of our products and services and will continue to drive our revenue growth in 2021 and beyond” said Evan Gappelberg, CEO of NexTech AR.

NexTech is continuing to connect with and establish channel partnerships throughout Asia Pacific. To learn more about its services or to become a partner, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Conference Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.